August 25, 2010

Peggy Kim
Office of Mergers and Acquisitions
Securities and Exchange Commission
Washington, D.C. 20549-0303

Re: Piedmont Office Realty Trust, Inc., Schedule TO-T filed August 6, 2010 by MacKenzie Patterson Fuller, LP and its affiliates, the Purchasers
SEC File No. 005-80150

Dear Ms. Griffith:

Thank you for your letter dated August 23, 2010, regarding our recent Schedule TO-T. I will respond to the questions you asked in your letter in the order in which you posed them.

1.	We have amended the Schedule TO-T to include MacKenzie Patterson Fuller, LP’s signature

2.	We have amended the Schedule TO-T to clarify the number of shares of each class we are offering to purchase.

3.	Because they cannot sell the Class B-3 shares until January 2011, when the convert to Class A shares. We have clarified this statement to make it clear we are referring to selling on the NYSE.

4.
We have provided the quotations of which we are aware from the most recent issues of the two secondary market publications, and the price at which at which we purchased shares in our most recent tender offer.  We also provided the closing price on the NYSE for the Class A shares on August 3, 2010.

Closing paragraphs: While acknowledging the Staff’s positions, and without implying any specific issue with such position, we respectfully decline to make the statements requested. There is no requirement that we do so.  To the extent the requested statements are accurate statements of applicable law, there is no reason to obtain from bidders a recitation of such law.  To the extent the statements go beyond applicable law or reflect interpretations of law that may be open to dispute, it would not be fair or appropriate to require bidders to make statements that might prejudice their right to take a contrary position at some later time, if the occasion arose.

Please let me know if you have any questions or further comments. Thanks.

Very Truly Yours,

Chip Patterson
Senior Vice President and General Counsel
(925) 631-9100 ext. 1006
(925) 235-1096 (Fax)
chip@mpfi.com